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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Delivers 35 Commercial and 24 Executive Jets in 2Q17

São José dos Campos, Brazil - July 11, 2017 – During the second quarter of 2017 (2Q17), Embraer (NYSE: ERJ; BM&FBOVESPA: EMBR3) delivered 35 jets to the commercial aviation market and 24 jets to the business aviation market, of which 16 were light jets and eight were large jets.

The number of deliveries in Commercial Aviation rose roughly 35% over the same period last year. With respect to Executive Jets, the segment delivered five large jets more than in the second quarter of 2016, although in total the company delivered two units less in 2Q17 compared to 2Q16.

On June 30, Embraer’s firm order backlog totaled USD 18.5 billion.

See the details below:

Deliveries by Segment	2Q17	2017

Commercial Aviation	35	53
EMBRAER 175 (E175)	31	47
EMBRAER 190 (E190)	2	2
EMBRAER 195 (E195)	2	4

Executive Jets	24*	39
Light jets	16	27
Large jets	8	12

TOTAL	59	92
* 4 Phenom 100, 12 Phenom 300, 4 Legacy 450, 3 Legacy 500 and 1 Legacy 650

The main highlights of the quarter were Embraer’s announcements during the Paris Air Show, which could reach 51 aircraft and roughly US$ 3 billion, at current list prices.

Embraer announced firm orders and commitments from undisclosed customers for the E2s, the second generation of the E-Jets family of commercial aircraft. The firm order consists of ten E195-E2 jets, already included in the 2nd quarter backlog, with ten additional purchase rights. Embraer also signed a commitment with another undisclosed customer to purchase 20 E190-E2s. The agreement is subject to final documentation by the customer.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

During the event, the company also announced: a firm order from Belavia, from Belarus, for two aircraft of the current generation of E-Jets – one E175 and one E195 – both for delivery in 2018; an agreement with Japanese airline Fuji Dream Airlines for a firm order of three E175 jets with purchase rights for three more aircraft of the same model; a firm request for two additional E190 jets for KLM Cityhopper, KLM's regional subsidiary; and the signature of an agreement with Japan Airlines for a firm order for an additional E190.

Another highlight of the quarter was the contract signed with the American Airlines Group for four E175 jets, worth USD 182 million at list prices, announced in April.

	Backlog - Commercial Aviation (June 30, 2017)
Aircraft Type	Firm Orders	Options	Deliveries	Firm Order Backlog
E170	191	5	190	1
E175	533	184	468	65
E190	593	55	536	57
E195	167	1	158	9
175-E2	100	100	0	100
190-E2	83	107	0	83
195-E2	102	90	0	102
Total	1.769	542	1.352	417
Note: Deliveries and firm order backlog include orders for the Defense segment placed by State-run airlines (Satena and TAME).

In Executive Jets, the main highlights of the 2nd quarter were the delivery of the company’s 1,100th aircraft, the sales of three Legacy 650Es to Germany's Air Hamburg, which became the launch customer of this aircraft, and the delivery of the first Phenom 100EVs to markets such as Brazil and Mexico. An evolution of the Phenom 100, which entered into service in 2008, the Phenom 100EVdelivers better performance with new avionics and modified engines.

Follow us on Twitter: @Embraer

About Embraer

Embraer is a global company headquartered in Brazil with businesses in commercial and executive aviation, defense & security. The company designs, develops, manufactures and markets aircraft and systems, providing customer support and services.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. About every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 130 seats. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 170	191	190	1
Airnorth (Australia)	1	1	-
Alitalia (Italy)	6	6	-
BA CityFlyer (UK)	6	6	-
Cirrus (Germany)	1	1	-
ECC Leasing (Ireland)	6	6	-
EgyptAir (Egypt)	12	12	-
Finnair (Finland)	10	10	-
GECAS (USA)	9	9	-
JAL (Japan)	18	17	1
Jetscape (USA)	6	6	-
LOT Polish (Poland)	1	1	-
Petro Air (Libya)	2	2	-
Regional (France)	10	10	-
Republic Airlines (USA)	48	48	-
Satena (Colombia)	1	1	-
Saudi Arabian Airlines (Saudi Arabia)	15	15	-
Sirte Oil (Libya)	1	1	-
Suzuyo (Japan)	2	2	-
TAME (Ecuador)	2	2	-
US Airways (USA)	28	28	-
Virgin Australia (Australia)	6	6	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 175	533	468	65
Air Canada (Canada)	15	15	-
ECC Leasing (Ireland)	1	1	-
Air Lease (USA)	8	8	-
Alitalia (Italy)	2	2	-
American Airlines (USA)	64	57	7
Belavia (Belarus)	1	-	1
CIT (USA)	4	4	-
Flybe (UK)	15	11	4
GECAS (USA)	5	5	-
Horizon Air / Alaska	33	6	27
KLM (Netherlands)	17	9	8
LOT Polish (Poland)	12	12	-
Mesa (USA)	7	7	-
NAC / Aldus (Ireland)	-	-	-
NAC / Jetscape (USA)	4	4	-
Northwest (USA)	36	36	-
Oman Air (Oman)	5	5	-
Republic Airlines (USA)	117	117	-
Royal Jordanian (Jordan)	2	2	-
TRIP (Brazil)	5	5	-
United Airlines (USA)	65	51	14
Skywest (USA)	104	103	1
Suzuyo (Japan)	11	8	3

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

EMBRAER 190	593	536	57
Aero Republica (Colombia)	5	5	-
Aeromexico (Mexico)	12	12	-
Air Astana (Kazakhstan)	2	2	-
Air Canada (Canada)	45	45	-
Air Caraibes (Guadeloupe)	1	1	-
Air Lease (USA)	23	23	-
Air Moldova (Moldova)	1	1	-
Augsburg (Germany)	2	2	-
Austral (Argentina)	22	22	-
AZAL (Azerbaijan)	4	4	-
Azul (Brazil)	5	5	-
BA CityFlyer (UK)	9	9	-
BOC Aviation (Singapore)	14	14	-
Conviasa (Venezuela)	16	16	-
China Southern (China)	20	20	-
CIT (USA)	7	7	-
Copa (Panama)	15	15	-
Dniproavia (Ukraine)	5	5	-
ECC Leasing (Ireland)	1	1	-
Finnair (Finland)	12	12	-
GECAS (USA)	27	27	-
Guizhou / Colorful (China)	9	6	3
Hainan (China)	50	50	-
Hebei (China)	7	6	1
JAL (Japan)	14	7	7
JetBlue (USA)	88	64	24
Kenya Airways (Kenia)	10	10	-
KLM (Netherlands)	26	24	2
KunPeng (China)	5	5	-
LAM (Mozambique)	2	2	-
Lufthansa (Germany)	9	9	-
M1 Travel (Lebanon)	8	8	-
NAC / Aldus (Ireland)	24	4	20
NAC / Jetscape (USA)	9	9	-
NAS Air (Saudi Arabia)	3	3	-
NIKI (Áustria)	7	7	-
Regional (France)	10	10	-
Republic (USA)	2	2	-
Taca (El Salvador)	11	11	-
TAME (Ecuador)	3	3	-
TRIP (Brazil)	3	3	-
US Airways (USA)	25	25	-
Virgin Austrália (Australia)	18	18	-
Virgin Nigeria (Nigeria)	2	2	-

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog
EMBRAER 195	167	158	9
Arkia (Israel)	1	1	-
Aurigny (Guernsey)	1	1	-
Azul (Brazil)	59	59	-
Belavia (Belarus)	3	2	1
BOC Aviation (Singapore)	1	1	-
Flybe (UK)	14	14	-
GECAS (USA)	12	12	-
Globalia (Spanish)	12	12	-
Hainan (China)	20	12	8
LOT Polish (Poland)	4	4	-
Lufthansa (Germany)	34	34	-
Montenegro (Montenegro)	1	1	-
NAC / Jetscape (USA)	2	2	-
Royal Jordanian (Jordan)	2	2	-
Trip (Brazil)	1	1	-

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 175-E2	100	-	100
Skywest (USA)	100	-	100

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 190-E2	83	-	83
Air Costa (India)	25	-	25
Aircastle (USA)	15	-	15
Aercap (Ireland)	23	-	23
ICBC (China)	10	-	10
Hainan (China)	2	-	2
Wideroe (Norway)	3	-	3
Kalstar (Indonesia)	5	-	5

Customer (Country)	Firm Orders	Delivered	Firm Order Backlog

Embraer 195-E2	102	-	102
Air Costa (India)	25	-	25
Aircastle (USA)	10	-	10
Aercap (Ireland)	27		27
Azul (Brazil)	30	-	30
Undisclosed	10	-	10

PRESS OFFICES

Headquarters (Brazil)

North America

Europe, Middle East and Africa

China

Asia Pacific

Corporate Communications press@embraer.com.br Cell: +55 12 98152 4845 Tel.: +55 11 3841 6085	Alyssa Ten Eyck ayeck@embraer.com Cell: +1 954 383 0460 Tel.: +1 954 359 3847	Guy Douglas guy.douglas@nl.embraer.com Cell: +31 (0)657120121 Tell: +31 (0)202158109	Mirage Zhong mirage.zhong@bjs.embraer.com Cell: +86 185 1378 5180 Tel.: +86 10 6598 9988	Nilma Missir-Boissac nilma.boissac@sin.embraer.com Cell: +65 9012 8428 Tel.: +65 6305 9955

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2017

Embraer S.A.

By:	/s/ José Antonio de Almeida Filippo
	Name:	José Antonio de Almeida Filippo
	Title:	Executive Vice-President and Chief Financial and Investor Relations Officer